Exhibit 5.1

March 18, 2014

Omeros Corporation

201 Elliott Avenue West

Seattle, Washington 98119

Re: Underwritten Stock Offering

Ladies and Gentlemen:

I am Associate General Counsel of Omeros Corporation, a Washington corporation (“Omeros”), and have acted as counsel to Omeros in connection with the registration by Omeros under the Securities Act of 1933, as amended (the “Act”), of the offer and sale of up to 3,500,000 shares of Omeros Common Stock, par value $0.01 per share (the “Shares”), which includes up to 456,521 shares of Omeros Common Stock issuable upon the underwriters’ exercise of an overallotment option pursuant to the Underwriting Agreement, dated as of March 14, 2014 (the “Underwriting Agreement”), by and between Omeros and Cowen and Company, LLC as representative of the several underwriters named therein. In connection with rendering this opinion, I have reviewed:

(i)	the Underwriting Agreement;

(ii)	a registration statement on Form S-3 (File No. 333-169856) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Act on October 8, 2010, which was declared effective by the SEC on October 18, 2010;

(iii)	the base prospectus, dated as of October 18, 2010 (the “Base Prospectus”);

(iv)	the preliminary prospectus, consisting of the Base Prospectus, as supplemented by a preliminary prospectus supplement, dated March 13, 2014, with respect to the offer and sale of the Shares, filed with the SEC on March 13, 2014, pursuant to Rule 424(b) under the Act; and

(v)	the final prospectus, consisting of the Base Prospectus, as supplemented by a prospectus supplement, dated March 14, 2014, with respect to the offer and sale of the Shares, filed with the SEC on March 17, 2014, pursuant to Rule 424(b) under the Act (the “Prospectus”).

As legal counsel to Omeros, I have reviewed such corporate records, certificates and other documents and such questions of law as I have considered necessary or appropriate for the purposes of this opinion. I have assumed that all signatures are genuine, that all documents submitted to me as originals are authentic and that all copies of documents submitted to me conform to the originals.

In rendering this opinion, I have relied as to certain matters on information obtained from public officials, officers of Omeros and other sources I believe to be responsible.

Based upon the foregoing, it is my opinion that the Shares have been duly authorized and, when issued and sold in the manner referred to in the Underwriting Agreement and upon receipt by Omeros in full of payment therefor in accordance with the Underwriting Agreement, will be validly issued, fully paid and nonassessable.

I am a member of the bar of the State of Washington. I do not express any opinion herein on any laws other than the Washington Business Corporation Act, applicable provisions of the Washington State Constitution and reported judicial decisions interpreting these laws.

I hereby consent to the filing of this opinion as Exhibit 5.1 to Omeros’ Current Report on Form 8-K, filed on or about March 18, 2014, relating to the offering of the Shares. I also hereby consent to the reference to my name under the heading “Legal Matters” in the Prospectus. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Mark A. Metcalf

Mark A. Metcalf

Associate General Counsel